SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Alarm.com Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

011642105

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 011642105	13 G

1	NAMES OF REPORTING PERSONS Stephen Trundle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,238,774
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,238,774
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,238,774
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This Schedule 13G is filed by Stephen Trundle, The Stephen Trundle 2015 2 Year GRAT (“2 Yr GRAT”), The Stephen Trundle 2015 4 Year GRAT, (“4 Yr GRAT”), and Backbone Partners, LLC (“Backbone”), (together, the “Reporting Persons”). Mr. Trundle serves as the sole trustee and primary beneficiary of the 2 Yr GRAT and the 4 Yr GRAT and has the sole power to vote and dispose of the shares held by Backbone. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	This percentage is calculated based on (i) 45,974,317 shares of the Issuer’s Common Stock reported to be outstanding as of November 3, 2016 by the Issuer in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, as filed with the Securities and Exchange Commission on November 14, 2016, and (ii) 480,638 options exercisable within 60 days of December 31, 2016.

CUSIP NO. 011642105	13 G

1	NAMES OF REPORTING PERSONS Stephen Trundle 2015 2 Year GRAT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 184,922
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 184,922
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,922
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This Schedule 13G is filed by Stephen Trundle, The Stephen Trundle 2015 2 Year GRAT (“2 Yr GRAT”), The Stephen Trundle 2015 4 Year GRAT, (“4 Yr GRAT”), and Backbone Partners, LLC (“Backbone”), (together, the “Reporting Persons”). Mr. Trundle serves as the sole trustee and primary beneficiary of the 2 Yr GRAT and the 4 Yr GRAT and has the sole power to vote and dispose of the shares held by Backbone. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	This percentage is calculated based on 45,974,317 shares of the Issuer’s Common Stock reported to be outstanding as of November 3, 2016 by the Issuer in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, as filed with the Securities and Exchange Commission on November 14, 2016.

CUSIP NO. 011642105	13 G

1	NAMES OF REPORTING PERSONS Stephen Trundle 2015 4 Year GRAT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 225,162
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 225,162
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,162
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This Schedule 13G is filed by Stephen Trundle, The Stephen Trundle 2015 2 Year GRAT (“2 Yr GRAT”), The Stephen Trundle 2015 4 Year GRAT, (“4 Yr GRAT”), and Backbone Partners, LLC (“Backbone”), (together, the “Reporting Persons”). Mr. Trundle serves as the sole trustee and primary beneficiary of the 2 Yr GRAT and the 4 Yr GRAT and has the sole power to vote and dispose of the shares held by Backbone. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	This percentage is calculated based on 45,974,317 shares of the Issuer’s Common Stock reported to be outstanding as of November 3, 2016 by the Issuer in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, as filed with the Securities and Exchange Commission on November 14, 2016.

CUSIP NO. 011642105	13 G

1	NAMES OF REPORTING PERSONS Backbone Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,141,235
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,141,235
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,141,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This Schedule 13G is filed by Stephen Trundle, The Stephen Trundle 2015 2 Year GRAT (“2 Yr GRAT”), The Stephen Trundle 2015 4 Year GRAT, (“4 Yr GRAT”), and Backbone Partners, LLC (“Backbone”), (together, the “Reporting Persons”). Mr. Trundle serves as the sole trustee and primary beneficiary of the 2 Yr GRAT and the 4 Yr GRAT and has the sole power to vote and dispose of the shares held by Backbone. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	This percentage is calculated based on 45,974,317 shares of the Issuer’s Common Stock reported to be outstanding as of November 3, 2016 by the Issuer in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, as filed with the Securities and Exchange Commission on November 14, 2016.

CUSIP NO. 011642105	13 G

Introductory Note: This statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock (“Common Stock”) of Alarm.com Holdings, Inc. (the “Issuer”).

Item 1(a)	Name of Issuer:

Alarm.com Holdings, Inc.

Item 1(b)	Address of Issuer’s principal executive offices:

8281 Greensboro Drive
Tysons, VA 22102

Items 2(a)	Name of Reporting Persons filing:

Stephen Trundle
The Stephen Trundle 2015 2 Yr GRAT (“2 Yr GRAT”)
The Stephen Trundle 2015 4 Yr GRAT (“4 Yr GRAT”)
Backbone Partners, LLC (“Backbone”)

Item 2(b)	Address or principal business office or, if none, residence:

The address of the principal business office of Mr. Trundle, 2 Yr GRAT, 4 Yr GRAT and Backbone is c/o Alarm.com Holdings, Inc., 8281 Greensboro Drive, Suite 100, Tysons, VA 22102

Item 2(c)	Citizenship:

Name	Citizenship or Place of Organization
Stephen Trundle	United States of America
2 Yr GRAT	Virginia
4 Yr GRAT	Virginia
Backbone	Delaware

Item 2(d)	Title of class of securities:
Common Stock, $0.01 par value per share
Item 2(e)	CUSIP No.:
011642105
Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filings is a:
Not applicable.

CUSIP NO. 011642105	13 G

Item 4	Ownership
The following information with respect to the ownership of Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2016.

Reporting Persons	Shares of Common Stock Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
Stephen Trundle (1)(3)(4)	686,169	3,238,774	0	3,238,774	0	3,238,774	7.0%
2 Yr GRAT (2)(3)(4)	184,922	184,922	0	184,922	0	184,922	0.4%
4 Yr GRAT (2)(3)(4)	225,162	225,162	0	225,162	0	225,162	0.5%
Backbone (2)(3)(4)	2,141,235	2,141,235	0	2,141,235	0	2,141,235	4.7%

(1)	This percentage is calculated based on (i) 45,974,317 shares of the Issuer’s Common Stock reported to be outstanding as of November 3, 2016 by the Issuer in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, as filed with the Securities and Exchange Commission on November 14, 2016, and (ii) 480,638 options exercisable within 60 days of December 31, 2016.

(2)	This percentage is calculated based on 45,974,317 shares of the Issuer’s Common Stock reported to be outstanding as of November 3, 2016 by the Issuer in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, as filed with the Securities and Exchange Commission on November 14, 2016.

(3)	Mr. Trundle owns 206,817 shares of the Issuer’s Common Stock and options to purchase 480,638 shares of the Issuer’s Common Stock that are exercisable within 60 days of December 31, 2016. The 2 Yr GRAT owns 184,922 shares of the Issuer’s Common Stock, the 4 Yr GRAT owns 225,162 shares of the Issuer’s Common Stock and Backbone owns 2,141,235 shares of the Issuer’s Common Stock. Mr. Trundle serves as the sole trustee and primary beneficiary of the 2 Yr GRAT and the 4 Yr GRAT and has the sole power to vote and dispose of the shares held by Backbone.

(4)	The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

Item 5	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6	Ownership of More than Five Percent on Behalf of Another Person
If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.
Item 8	Identification and Classification of Members of the Group
Not applicable.
Item 9	Notice of Dissolution of Group
Not applicable.
Item 10	Certifications
Not applicable.

CUSIP NO. 011642105	13 G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2017

By:	/s/ Stephen Trundle
Stephen Trundle

Stephen Trundle 2015 2 Yr GRAT

BY:	Stephen Trundle
ITS:	Sole Trustee

By:	/s/ Stephen Trundle

STEPHEN TRUNDLE 2015 4 YR GRAT

BY:	Stephen Trundle
ITS:	Sole Trustee

By:	/s/ Stephen Trundle

BACKBONE PARTNERS, LLC

BY:	Stephen Trundle
ITS:	Sole Member

By:	/s/ Stephen Trundle

CUSIP NO. 011642105	13 G

Exhibit(s):

Exhibit 99.1:	Joint Filing Statement